News Release

Burcon Announces Results of Shareholder Meeting

Adds Alfred Lau to its Board of Directors

Vancouver, British Columbia, September 16, 2021 - Burcon NutraScience Corporation (TSX: BU  NASDAQ: BRCN) a global technology leader in the development of plant-based proteins, is pleased to announce the results from its 2021 annual  and special meeting of shareholders (the "Meeting") held on September 15, 2021.  All of the seven nominees set out in Burcon's management proxy circular dated July 28, 2021 proposed by management for election to the board of directors at the Meeting were elected to the board.  Each director elected will hold office until the conclusion of the next annual meeting of shareholders of Burcon or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with Burcon's by-laws or with applicable law.

The results of the voting on the election of the directors are as follows:

Director Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Non Votes
Rosanna Chau	36,677,646	94.31	2,211,052	5.69	2,938,249
David Lorne John Tyrrell	37,498,243	96.42	1,390,455	3.58	2,938,249
Alan Chan	37,606,911	96.70	1,281,787	3.30	2,938,249
J. Douglas Gilpin	36,712,668	94.40	2,176,030	5.60	2,938,249
Peter H. Kappel	37,933,399	97.54	955,299	2.46	2,938,249
Debora S. Fang	37,464,659	96.34	1,424,039	3.66	2,938,249
Jeanne McCaherty	38,447,442	98.87	441,256	1.13	2,938,249

Shareholders of the Corporation also approved the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and the restricted share unit plan.

Burcon is also pleased to announce that, following the Meeting, Mr. Alfred Lau was appointed as a director of the Corporation.  Mr. Lau brings extensive financial and business experience to the Burcon board.  Mr. Lau is a director of WealthOne Bank of Canada ("WOBC"), a Canadian Schedule I Bank.  Mr. Lau has been an independent member of the WOBC Board of Directors since 2018 and currently sits on the Audit and the Credit Review Committees.  In addition, he is the founder and co-leader of a private equity firm with operations in Hong Kong and Beijing.  Prior to his current roles, Mr. Lau was a partner of KPMG with over 35 years of experience at key locations around the world, including Beijing, Vancouver and London. He has held senior positions within KPMG including co-leader of the audit practice in Beijing and co-leader of the China Practice in Canada. He was the Audit Engagement Partner for a number of multi-national Fortune 500 companies and listed companies on the TSX.  Mr. Lau is a former director and Chairman of the Audit Committee of SUCCESS, one of the largest non-profit organizations in Canada.

Mr. David Ju and Mr. Calvin Ng did not stand for re-election at the Meeting this year.  The board of directors of Burcon would like to extend its gratitude to Messrs. Ju and Ng for their valuable contributions to the board of Burcon during their tenure.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of clean-label, plant-based proteins for foods and beverages. With over 290 issued patents and 200 additional patent applications developed over a span of more than 20 years, Burcon has grown an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has built a state-of-the-art protein production facility in Manitoba, Canada to produce, under licence, Burcon's novel pea and canola protein ingredients. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM